Filed by BlackRock MuniYield Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Massachusetts Tax-Exempt Trust

File No. 333-248768

Date: April 19, 2021

Contact:

1-800-882-0052

BlackRock Announces Closing of Reorganizations

of Six Municipal Closed-End Funds

New York, April 19, 2021 – BlackRock Advisors, LLC today announced that the reorganizations of each of BlackRock Maryland Municipal Bond Trust (“BZM”, CUSIP: 09249L105), BlackRock Massachusetts Tax-Exempt Trust (“MHE”, CUSIP: 09258E109), BlackRock MuniYield Arizona Fund, Inc. (“MZA”, CUSIP: 09254K109), BlackRock MuniYield Investment Fund (“MYF”, CUSIP: 09254R104), BlackRock MuniEnhanced Fund, Inc. (“MEN”, CUSIP: 09253Y100) and BlackRock MuniYield Quality Fund, Inc. (“MQY”, CUSIP: 09254F100 and collectively with BZM, MHE, MZA, MYF and MEN, the “Funds”) is effective as of the opening for business of the New York Stock Exchange on Monday, April 19, 2021.

In the Reorganizations, common shareholders of BZM, MHE, MZA, MYF and MEN received an amount of MQY common shares equal to the aggregate net asset value of their holdings of BZM, MHE, MZA, MYF and MEN common shares as determined at the close of business on April 16, 2021. Fractional shares of MQY common shares were not issued in the Reorganizations and consequently cash will be distributed for any such fractional shares.

Relevant details pertaining to the Reorganizations are as follows:

Fund	Ticker	Net Asset Value/Share ($)	Share Conversion Ratio
BlackRock MuniYield Quality Fund, Inc.	MQY	16.5997	N/A
BlackRock Maryland Municipal Bond Trust	BZM	15.2204	0.91690814
BlackRock Massachusetts Tax-Exempt Trust	MHE	13.8011	0.83140659
BlackRock MuniYield Arizona Fund, Inc.	MZA	14.8068	0.89199202
BlackRock MuniYield Investment Fund	MYF	14.7296	0.88734134
BlackRock MuniEnhanced Fund, Inc.	MEN	12.4294	0.74877257

In addition, BZM, MHE, MZA, MYF and MEN preferred shareholders received on a one-for-one basis MQY preferred shares in an amount equal to the aggregate preferred share liquidation preference held by BZM, MHE, MZA, MYF and MEN preferred shareholders immediately prior to the Reorganizations.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MQY, the surviving fund in the Reorganization. Investors should consider MQY’s investment objective, risks, charges and expenses carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganizations, which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about MQY.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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